AsiaInfo-Linkage, Inc.

4th Floor, Zhongdian Information Tower, 6 Zhongguancun South Street

Haidian District, Beijing 100086

People’s Republic of China

July 28, 2010

VIA EDGAR

Kathleen Collins

Accounting Branch Chief

United States Securities and Exchange Commission

Mail Stop 4561

Washington, D.C. 20549

Re:	AsiaInfo-Linkage, Inc.

Form 10-K and Form 10-K/A for the Fiscal Year Ended December 31, 2009

Filed March 16, 2010 and April 30, 2010, respectively

File No. 001-15713

Dear Ms. Collins:

This letter is submitted on behalf of AsiaInfo-Linkage, Inc. (formerly known as AsiaInfo Holdings, Inc.) (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of the Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2009, filed on March 16, 2010 (the “Form 10-K”) and Form 10-K/A for the fiscal year ended December 31, 2009, filed on April 30, 2010 (the “Form 10-K/A”), as set forth in your letter to the Company dated July 14, 2010. For reference purposes, the text of the comments contained in your letter dated July 14, 2010 have been reproduced herein (in bold), with the Company’s response below each such comment.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1. Business

General

1.	We note your response to prior comment 4 where you indicate that sales order are generally volatile and affected by numerous factors. However, it is still unclear whether these new sales orders are firm commitments to deliver products and/or services. Please clarify. In this regard, if you believe your sales contracts are not firm commitments then explain further how you made this determination as the factors noted in your response do not appear to support such conclusions. To the extent that your sales contracts do represent firm commitment orders, then revise in future filings to include a discussion of the company’s backlog pursuant to Item 101(c)(1)(viii) of Regulation S-K.

Company Response: The Company respectfully confirms that its historical and current sales orders consist primarily of firm commitments to deliver products and/or services, which may be subject to customer delays or cancellations from time to time. However, the Company believes that, regardless of whether its sales orders are firm commitments, information related to backlog is not material to an understanding of the Company’s business taken as a whole. For this reason, the Company has not included such information in its Form 10-K.

The Company respectfully notes that Item 101(c)(1) of Regulation S-K requires companies to provide a narrative description of their businesses. Item 101(c)(1)(viii) requires companies to include in that description the dollar amount of backlog orders believed to be firm “[t]o the extent material to an understanding of the registrant’s business taken as a whole” (emphasis added). For the reasons set forth in the Company’s response to prior Comment 4, the Company has determined that such backlog disclosures would not be material to an investor’s understanding of the Company’s business taken as a whole.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 55

2.	You state in your response to prior comment 7 that the decrease in days sales outstanding from 99 days at year-end 2008 to 90 days at year-end 2009 is primarily attributable to the decrease in days sales outstanding for China Unicom from 211 days in 2008 to 137 days in 2009. Please provide a breakdown of your days sales outstanding for your other two main customers (China Mobile and China Telecom) and their provincial branches. In addition, please tell us how you considered including a discussion of the days sales outstanding for each of your three major customers and their impact on the company’s overall days sales outstanding.

Company Response: The Company respectfully advises the Staff that its calculation of days sales outstanding (“DSO”) is based on the date that the underlying revenue is recognized by the Company, as opposed to the date that the Company issues an invoice with respect to such sales. As a result, DSO includes both billed and unbilled accounts receivable. On this basis, the Company has determined that its DSO calculations with respect to its individual customers do not provide meaningful information as to the timing of payments received by the Company from such customers. In addition, DSO fluctuates both among the Company’s customers and among the provincial branches of any one customer. For the foregoing reasons, the Company does not, as a general matter, disclose DSO as it relates to individual customers or to the provincial branches of individual customers. As indicated in the Company’s response to prior Comment 7, the Company identified a noticeable trend with respect to DSO for China Unicom in 2009, which impacted the Company’s overall DSO levels. Where there are material, noticeable trends affecting the Company’s DSO, the Company will disclose this information in future filings. However, in the absence of material, noticeable trends or other material effects on the Company, the Company does not believe a breakdown of its DSO by customer or province would be meaningful to investors.

3.	We note your response to prior comment 8 that deferred revenue can fluctuate from period to period for a variety of reasons. Considering the continual decline in deferred revenues as a percentage of total revenues, please provide a more detailed explanation of the reasons for the decrease from December 31, 2008 to December 31, 2009 as well as from December 31, 2009 to March 31, 2010 and June 30, 2010. Also, please include a discussion of such decreases and their potential impact on the company’s future liquidity and results of operations in future filings.

Company Response: The Company respectfully advises the Staff that the percentage decline in its deferred revenues as a percentage of total revenues from December 31, 2008 to December 31, 2009 was primarily the result of the significant increase in the Company’s revenues in 2009. In addition, under the increasingly competitive environment for the Company’s customers in China during 2009, telecommunication operators required shorter completion times than in prior years for their software system construction and upgrade projects. Accordingly, the Company further improved its project performance in 2009 and this resulted in a higher revenue turnover rate.

The Company respectfully advises the Staff that its deferred revenue declined to $35.2 million as of March 31, 2010, primarily as a result of the seasonal effect of year-end payment practices of many of the Company’s customers. Because the Company receives a high level of customer payments toward the end of the calendar year, deferred revenue tends to be high at the end of the fourth quarter. Deferred revenue declined to $31.4 as of June 30, 2010, primarily as a result of the Company’s higher revenue turnover rate, as discussed above.

The Company respectfully advises the Staff that its deferred revenue typically represents only a small portion of the total value of its contracts, and that such deferred revenue amount varies significantly from one contract to another. The amount of a contract’s value that the Company requires to be paid up-front (which is classified as deferred revenue) is subject to negotiation between the Company and the customer, resulting in a number of different arrangements. Similarly, up-front payment amounts vary among contracts based on the types of services and products that the Company anticipates providing to a customer.

The Company does not expect that the decrease in deferred revenue will have a material impact on the Company’s future liquidity. In addition, the Company anticipates that its current cash reserves and cash generated from operations will be sufficient to meet its anticipated needs for the foreseeable future.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Operations, page F-4

4.

We note that your response to prior comment 10 where you indicate that revenues from the bundled arrangements in your AsiaInfo Technologies segment are allocated amongst software products and solutions, service and third party hardware revenues based on the selling price for each component as stated in the sales contract. Please explain further how you determined that the selling prices provide a reasonable and consistent basis for revenue classification. Also, revise your disclosures in future filings to include a discussion of how you allocate revenues for income statement presentation purposes and in your response, please provide a sample of your proposed disclosures.

Company Response: The Company respectfully submits that the selling prices for each component as stated in its sales contracts provide a reasonable and consistent basis for its revenue classification. As stated in the response to prior Comment 10, the Company tracks the cost of revenues for each component of the bundled transaction and classifies the cost of revenues into three categories accordingly. On this basis, the Company believes the reasonable and consistent gross margins of the three revenue categories support the Company’s practice to allocate revenues based on selling prices.

The gross margin analysis for each category of revenues in the past three years is as follows:

	2009	2008	2007
Software products and solutions	57.7%	55.2%	55.0%
Services	56.0%	58.3%	51.9%
Third party hardware	5.2%	6.6%	5.0%

The Company believes that for each of the software products and solutions and services categories, the major profit contributory assets are the Company’s manpower and, therefore, it is reasonable for the Company to achieve comparable gross margins in such categories. On the contrary, the Company does not intend to make profits from its hardware resales, nor does it believe that re-selling third party hardware represents a key value to its customers, and therefore it is reasonable to retain a lower margin on this category. The Company further advises the Staff that the gross margin of each category of revenues remained stable during the past three years, which demonstrates the consistency of the Company’s revenue classification basis.

The Company proposes to include the following disclosure in Note 2, Significant Accounting Policies, to the Company’s consolidated financial statements set forth in future filings:

“Presentation of revenues in consolidated statements of operations – The Company classifies the revenues and cost of revenues into three categories: software products and solutions, services, and third party software. The Company allocates revenues of bundled arrangements in the three categories based on the selling prices of each component as set out in sales contracts.”

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-13

5.

We note your response to prior comment 13 where you indicate that the fair value of maintenance and support services is measured by the 2% renewal rates stated in your contracts. Tell us what percentages of your customers actually renew at the stated rates and tell us what impact price negotiations at the time of renewal, if any, have on your ability to establish VSOE of PCS. You also indicate that the company has established a business practice of selling PCS separately and that PCS renewal transactions were “priced consistently.” Please explain further, in quantified terms, what you mean by “priced consistently.” In addition, you indicate that the profit margin on PCS services is reasonable considering the fact that most of the PCS services consist of telephone support and do not cover upgrades or enhancements. However, as indicated on page F-13, PCS services for contracts entered into after January 1, 2009 were extended to include unspecified upgrades. Therefore, explain further how you determined it is appropriate to use PCS rates and profit margins for services that do not include upgrade rights to support the PCS rates for services that do not include such rights. Also, tell us how you account for contracts that have stated renewal rates either above or below the “normal” 2% rate.

Company Response: The Company respectfully advises the Staff that the Company’s standard practice is to set a 2% annual renewal rate for PCS on all initial licensing contracts. The Company entered into 377 renewal contracts with third party customers in 2009, which represents 31% of the Company’s customer base. Of these 377 renewal contracts, 99% were priced at 2% of the initial licensing fees of the software contracts, and price negotiations at the time of renewal were not significant. The Company respectfully submits that this demonstrates an established business practice of selling PCS separately and that PCS renewal transactions were priced consistently.

The Company also respectfully advises the Staff that the Company’s response to prior Comment 12 included an error and that the PCS does in fact include upgrades.

Note 6. Accounts Receivable, page F-23

6.	We note from your response to prior comment 16 that you recognize unbilled accounts receivable upon delivery of products to China Mobile pursuant to the IBM Arrangement until you have billed China Mobile according to the payment terms, which is usually upon customer acceptance. Tell us the offsetting entry to the unbilled accounts receivable (i.e., accounts payable to IBM for the hardware costs, deferred revenue, revenue, etc.). Also, explain further why you recognize the receivable prior to customer acceptance. In addition, tell us how you determined that presenting accounts receivable related to the IBM Arrangement on a gross basis is appropriate and tell us the specific accounting literature you relied upon. Furthermore, revise your disclosures in future filings to include a separate breakdown of billed and unbilled receivables related to the IBM Arrangement.

Company Response: The Company respectfully advises the Staff that the process for offsetting entries relating to the Company’s sales agent arrangement (the “IBM Arrangement”) with International Business Machines Corporation (“IBM”) is explained by the following illustration, which assumes the following: (i) the purchase price of products from IBM is $95; (ii) the sale price of products to China Mobile is $100; (iii) the contract terms with China Mobile require a payment to the Company of $80 upon China Mobile’s receipt of the products; (iv) $10 will be paid by China Mobile upon the completion of installation; and (v) the remaining $10 will be paid by China Mobile after a trial period. The Company’s payments to IBM are back-to-back with the China Mobile payment terms. IBM performs the installation services and China Mobile issues a customer acceptance report upon the completion of the installation.

Steps	Debit	Credit
Step 1: When the Company receives the products from IBM and the Company takes inventory risk	Inventory: $95	Accounts payable: $95

Step 2: When the Company delivers the products to China Mobile	Unbilled accounts receivable: $95	Inventory: $95

Step 3: When China Mobile signs off on the receipt of products, the first installment payment condition is met	Billed accounts receivable: $80	Unbilled accounts receivable: $80

Step 4: When IBM engineers complete the products installation and China Mobile provides the customer acceptance report, the second installment payment condition has been met and the revenue recognition condition has been met	Billed accounts receivable: $10 Unbilled accounts receivable: $5	Unbilled accounts receivable: $10 Revenues: $5

Step 5: When the trial period is completed, the last installment payment condition has been met	Billed accounts receivable: $10	Unbilled accounts receivable: $10

In addition to the steps illustrated in the foregoing example, the Company makes proportionate back-to-back payments to IBM, at which time accounts payable are debited.

The Company respectfully advises the Staff that the journal entries are consistent with the Company’s response to prior Comment 16, and are also consistent with the Company’s disclosures in the Form 10-K.

The Company further advises the Staff that it recognizes the accounts receivable prior to customer acceptance in Step 2 in the illustration above because the Company ceases taking inventory risk once China Mobile signs off on the products receipt. As a result, the Company does not believe that it is appropriate to continue to carry inventory on its accounting books.

The Company also believes that it is appropriate to book gross accounts receivable and payable because the Company collects gross amounts from China Mobile and pays the gross amounts to IBM and, as a practical matter, there are timing differences between the cash receipts and payments.

The Company confirms that it will disclose the breakdown of billed and unbilled receivables related to the IBM Arrangement in its future filings.

7.	Tell us when you recognize the service fee revenue from these arrangements. To the extent that you recognize such revenues at the time you record unbilled receivables, then explain further how you determined that recognizing revenue prior to customer acceptance is appropriate.

Company Response: The Company respectfully advises the Staff that the Company recognizes the revenues from the IBM Arrangement upon customer acceptance, as demonstrated in Step 4 of the illustration set forth in the Company’s response to Comment 6 above.

8.	We note from your response to prior comment 16 that unbilled receivables (net of those related to IBM Arrangement) totaled $35.7 million at December 31, 2009, which represents a 28% increase from the prior year. Explain further why you have experienced such a significant increase in unbilled receivables. As previously requested, tell us whether there have been any changes in your revenue recognition or billing policies and practices that would have affected this balance.

Company Response: The Company respectfully advises the Staff that unbilled accounts receivable excluding the IBM Arrangement increased by 29% as of December 31, 2009 compared to December 31, 2008, primarily as a result of the increase in the Company’s revenues, while billed accounts receivable increased by 58% in the same period (which is greater than the percentage for unbilled accounts receivable). The Company further advises the Staff that the Company’s 42% overall accounts receivable growth, excluding the impact of IBM Arrangement, is in line with the revenue growth excluding the impact of the IBM Arrangement, which was 40% in 2009.

The breakdown of the Company’s billed and unbilled receivables and revenues for the IBM Arrangement, and all other amounts net of the IBM Arrangement, are set forth in the table below:

	2009	2008	Growth rate
	$ in thousands
Billed accounts receivable:
- IBM Arrangement	21,985	612
- Others	36,064	22,826	58%
Unbilled accounts receivable:
- IBM Arrangement	35,700	256
- Others	37,212	28,801	29%
Total of billed and unbilled accounts receivable:
- IBM Arrangement	57,683	868
- Others	73,276	51,627	42%
Revenues
- IBM Arrangement	3,524	81
- Others	245,815	175,462	40%

The Company confirms that there were no changes in its revenue recognition or billing policies and practices during 2009 that affected the unbilled receivable balances.

*    *    *

The Company appreciates the Staff’s attention to the review of the Form 10-K and Form 10-K/A. Please do not hesitate to contact the undersigned or Matthew D. Adler, Esq. of DLA Piper LLP (US), the Company’s outside counsel, at 206-839-4816, if you have any questions regarding the Form 10-K, the Form 10-K/A or this letter.

Sincerely,

/s/ Wei Li
Wei Li
Chief Financial Officer
AsiaInfo-Linkage, Inc.

cc:	Ms. Megan Akst, Staff Accountant (SEC Division of Corporation Finance)

Mr. Michael Johnson, Staff Attorney (SEC Division of Corporation Finance)

Ms. Maryse Mills-Apenteng, Special Counsel (SEC Division of Corporation Finance)

Mr. Steve Zhang (AsiaInfo-Linkage, Inc.)

Ms. Susie Shan (AsiaInfo-Linkage, Inc.)

Mr. Matthew D. Adler (DLA Piper LLP (US))